BUSINESS CORPORATIONS ACT (YUKON)

ARTICLES OF INCORPORATION

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1. Name of Corporation:

   ALEXCO RESOURCE CORP.

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2. The classes and any maximum number of shares that the Corporation is authorized to issue:

   One class of 100,000,000 shares designated as Common Shares without par or nominal value;

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3. Restrictions if any on share transfers:

   The transfer of shares is restricted; no share of the Corporation may be transferred without approval of the Board of Directors. In the event the Corporation becomes a distributing corporation this foregoing restriction shall be deemed to be deleted and of no further force and effect and shall be replaced with "no restrictions";

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4. Number (or minimum and maximum number) of Directors:

   Not less than one (1) and not more than seven (7); In the event that the Corporation becomes a distributing corporation, the minimum number of directors shall be three (3);

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5. Restrictions if any on business the Corporation may carry on:

   none

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6. Other provisions if any:

   The attached Schedule "A" is incorporated into and forms part of this form;

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7. Incorporator(s): Date: December 3/04

NAME	ADDRESS	SIGNATURE
Grant Macdonald	200 204 Lambert Street Whitehorse, YT Y1A 3T2	[signature]

(Form 1-01)

FILED

DEC -3 2004

DEPUTY REGISTRAR OF CORPORATIONS

V:\corp\corr\alexco.art.frm

SCHEDULE "A"
ATTACHED TO AND FORMING PART OF
FORM 1-01
ARTICLES OF INCORPORATION
OF
ALEXCO RESOURCES CORP.
(the "Corporation")

1. The number of shareholders of the Corporation, exclusive of (a) persons who are in its employment and are shareholders of the Corporation and (b) persons who, having been formerly in the employment of the Corporation, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of the Corporation after termination of that employment, is limited to fifty (50) persons, two (2) or more persons who are joint registered owners of one (1) or more shares being counted as one (1) shareholder.

2. Any invitation to the public to subscribe for the securities of the Corporation is prohibited.

3. The Corporation shall have a lien on shares registered in the name of a shareholder for any debt due to the Corporation by the shareholder.

4. Meetings of shareholders may be held at Vancouver, British Columbia or such other place or places as the directors may determine from time to time in their absolute discretion.

5. The Directors of the Corporation may, between annual general meetings of the Corporation, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual general meeting, and in no event shall the total number of directors exceed the maximum number of directors fixed pursuant to paragraph 4 of the Articles of Incorporation.

6. In the event the Corporation becomes a distributing corporation paragraphs 1, 2 and 3 shall be deemed to be deleted and of no further force and effect.